UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 13, 2012

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL REPORTS NEW MANAGEMENT APPOINTMENTS

Moscow, Russia — June 13, 2012 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, reports the appointment of Sergei Zhilyakov as the Chief Executive Officer of Mechel Ferroalloys Management OOO.
Sergei Zhilyakov was appointed Chief Executive Officer of Mechel Ferroalloys
Management OOO. He will be tasked with operational control over the group’s ferroalloys division enterprises. His predecessor at this post, Gennady
Ovchinnikov, was appointed Chief Executive Officer of Donetsk
Electrometallurgical Plant, which is also part of Mechel.
Sergei Zhilyakov has 37 years of experience in electrometallurgy and ferroalloys and is well acquainted with the specifics of Mechel’s ferroalloys business, as in 2008-2009 he served as deputy chief executive officer in Mechel Ferroalloys
Management OOO. Before then, since 2006 Mr. Zhilyakov headed the department responsible for development of the group’s ferroalloys business.
Gennady Ovchinnikov is one of Mechel’s most experience top managers, who as chief of the ferroalloys division has done much for its stable development. Now his experience and knowledge will be employed at the post of the chief executive officer of Donetsk Electrometallurgical Plant — a new asset which joined the group in December 2011. Mr. Ovchinnikov will focus on strategic issues of developing the enterprise, the plant’s successful integration into the steel division and work by Mechel’s standards. He will tackle the main tasks facing
Donetsk Electrometallurgical Plant today, such as increasing the enterprise’s efficiency and output of high-tech products.
Mr. Zhilyakov, 58, was head of Rusal Global Management B.V. ZAO’s production department in April-October 2011. In 2008-2009 he was deputy chief executive officer and head of the production and technical policy department at Mechel
Ferroalloys Management OOO. In 2006-2008, he consequently headed the capital construction department, was deputy chief of the department for reconstruction and development of Mechel’s steel and ferroalloys complexes, and headed the ferroalloys production development department at Mechel Management Company OOO.
In 2000-2006, he was first deputy director of Sibelectrosplav OOO. Since 1975 and until 2000, he worked at Kuznetsk Ferroalloys Plant, working his way up from a smelter to a chief executive officer and chairman of the management board. Mr.
Zhilyakov graduated Sibirsky Metallurgical Institute, specializing in black metallurgy. He has been awarded with the state Order of Friendship and is the
Honored Metallurgist of the Russian Federation.
***
Mechel OAO
Maria Kolmogorova
Tel: + 7 495 221 88 88
maria.kolmogorova@mechel.com

***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, ferrochrome, ferrosilicon, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: June 13, 2012	By:	Yevgeny V. Mikhel
	Name:	Yevgeny V. Mikhel
	Title:	CEO